Fort Lauderdale

Jacksonville

Los Angeles

Madison

Miami

New York

Orlando

Tallahassee

Tampa

Tysons Corner

Washington, DC

West Palm Beach

One Southeast Third Avenue

25th Floor

Miami, Florida 33131-1714

www.akerman.com

305 374 5600 tel	305 374 5095 fax

Bradley D. Houser

305 982 5658

bradley.houser@akerman.com

September 6, 2007

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Enterprise Acquisition Corp.
Registration Statement on Form S-1
Filed August 6, 2007
File No. 333-145154

Dear Mr. Riedler:

On behalf of Enterprise Acquisition Corp. (the "Company"), we hereby respond to the Commission Staff's comment letter dated August 29, 2007 regarding the Company's Registration Statement on Form S-1 filed on August 6, 2007. Please note that the Company is simultaneously filing Amendment No. 1 to incorporate the Company's responses.

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response to the comment immediately thereafter.

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

September 6, 2007

General

1.

Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

The Company does not intend to use any graphic, visual or photographic information in either the preliminary or final printed prospectus.

2.

We note from exhibits 10.1-10.3 that Daniel C. Staton, Marc H. Bell, and Maria Balodimas Staton assume liability for claims if Staton Bell Blank Check LLC is unable to satisfy these claims. Please tell us whether the company has an agreement directly with Staton Bell Blank Check LLC providing for this entity's indemnification obligations. If it does, file the agreement. We note exhibit 10.13, which is not yet filed, might contain such a provision. If the company does not have such an agreement, please include a risk factor addressing this issue.

The Company does not have an agreement directly with Staton Bell Blank Check LLC providing for its indemnification obligations. However, Staton Bell Blank Check LLC's indemnification obligations are acknowledged in Section 2 of each of the Letter Agreements among the Company and Daniel C. Staton, Marc H. Bell, and Maria Baldomias Staton, the direct or indirect owners of all the membership interests of Staton Bell Blank Check LLC (Exhibits 10.1, 10.2 and 10.3, respectively). In a typical blank check company, certain of the company’s founders are required to personally indemnify the trust account against any claims that may be brought. Accordingly, Mr. Staton, Mr. Bell and Ms. Staton have been required to assume liability for claims if Staton Bell Blank Check LLC is unable to satisfy these claims in order to put the Company’s public stockholders in the same position as public stockholders in a typical blank check company. Should a claim arise that the LLC is unable to satisfy, the Company’s public stockholders are able to seek to recover amounts owed from individuals with personal assets rather than solely from an entity. Therefore, the Company does not believe that a risk factor to address this issue is required as the risk referred to above has been removed.

Prospectus Summary

Certificate of Incorporation, page 8

3.

We note the disclosure stating that the provisions in your certificate of incorporation that may not be amended "are contained in Article Seventh." Based on exhibit 3.1, it appears the provisions are in Article Sixth. Please correct.

The Company’s form of Amended and Restated Certificate of Incorporation that will be filed with the State of Delaware immediately prior to the consummation of the IPO has

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

September 6, 2007

been filed herewith as Exhibit 3.3. The above-referenced provisions are now contained in Article Seventh. Thus, the reference to "Article Seventh in our amended and restated certificate of incorporation" on page 9 is correct.

Risk Factors. page 16

4.	Please include a risk factor describing the differences between the warrants that investors will obtain and the insider warrants.

The Company has added a responsive risk factor on page 21.

5.	Please include a risk factor discussing the conflicts of interest that would be presented if you entered into a business combination with an affiliated company.

The Company has added a responsive risk factor on pages 23-24.

If we are forced to liquidate before a business combination ... Page 16

6.

We note that a liquidation distribution "may" be less than $10.00 per share "because of the expenses of this offering, our general and administrative expenses and the anticipated costs of seeking a business combination."

•	Please be more specific. Provide a concise discussion identifying the purposes and amounts for which you are permitted to use the trust funds and interest.
•

Also, state that since offering expenses and underwriting fees will immediately be taken from the gross proceeds, a liquidation distribution will be no more than $9.81 per share unless interest or other gains in the trust fund make up the difference.

The Company has revised its disclosure as requested in the second risk factor on page 16.

If we are unable to consummate a business combination ... page 16

7.	Please state that your 24-month timeframe is longer than the more typical 18-month timeframe in many other similar offerings.

The Company acknowledges that the time frame to complete an initial business combination for many prior offerings by blank check companies was 18 months. However, this 18-month timeframe always contemplated a 6-month extension in the event the company signed a letter of intent, agreement in principle or definitive agreement within 18 months after consummation of their offering and the business combination had not yet been consummated within such 18 month period. As was often the case, when a company was coming close to the 18-month time period, it would sign multiple letters of intent so that it was allowed the extra 6 months to complete a business

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

September 6, 2007

combination. Accordingly, a 24-month timeframe was always contemplated. As blank check offerings have evolved, we believe that the majority of current similarly structured blank check companies are now using the same 24-month timeframe that the Company is employing. As such, a 24-month timeframe has become common in the market. We do not believe any revision to the disclosure is necessary.

If the net proceeds of this offering not being held in trust ... page 17

8.

Please state the sources of funds you will have available for operations during the 24-month period. Also state the amounts or limits of these funds to the extent these figures are known, including the $2,450,000 limit on interest that is mentioned on page 6.

The Company has added disclosure as requested in the first risk factor on page 18.

9.

Does the company anticipate, due to the limited funds available during the 24-month period, entering into agreements with consultants and/or financial advisers that will make all or part of the consultants'/advisers' right to payment contingent on the consummation of a business combination? If so, please include a risk factor stating that the consultants and advisers who provide advice to the company will have an interest in a business combination occurring.

The Company has added a risk factor on page 24 describing that if the Company agrees to pay consultants or financial advisors fees that are tied to the consummation of a business combination, they may have conflicts of interests when providing services to the Company, and their interests in such fees may influence their advice with respect to a potential business combination.

A decline in interest rates could limit the amount available to fund .... page 18

10.

Please describe the types of investments the trust fund will hold. State the approximate amount that will be in each type of investment to the extent this information has been determined. If an interest rate is known, disclose it.

The Company has clarified the types of investments to be held by the trust fund in the second risk factor on page 18.

If third parties bring claims against us, the proceeds held in trust ... page 18

11.

We note that you believe Staton Bell Blank Check LLC, Daniel C. Staton, Marc H. Bell and Maria Balodimas Staton "are capable of funding a shortfall in [your] trust account to satisfy their foreseeable indemnification obligations," but this "belief is based on [your] expectation that their indemnification obligations will be minimal." Please specify an approximate dollar amount rather than using the word "minimal."

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

September 6, 2007

The Company has revised its disclosure on page 19 to delete the word "minimal" and specify that the Company expects that the indemnification obligations of Staton Bell Blank Check LLC, Daniel C. Staton, Marc H. Bell and Maria Balodimas Staton will be no more than $500,000 in the aggregate.

12.

Please describe the steps you have taken to determine whether Staton Bell Blank Check LLC, Daniel C. Staton, Marc H. Bell and Maria Balodimas Staton have sufficient funds to cover any potential claims.

The Company has revised its disclosure on pages 8, 13, and 18 to disclose that the Company questioned each of Daniel C. Staton, Marc H. Bell and Maria Balodimas Staton on their financial net worth and reviewed their financial information in determining that they each have sufficient funds to cover any potential claims.

Our stockholders may be held liable for claims by third parties ... page 19

13.

Please expand the risk factor heading to state that stockholders' liability to third parties could extend indefinitely rather than for three years because the company does not intend to comply with the liquidation procedures set forth in section 280 of the Delaware General Corporation Law.

The Company has expanded the risk factor heading as requested in the first full risk factor on page 19.

14.	The first paragraph of this risk factor breaks in the middle of a sentence. Please revise.

The Company has revised the risk factor as requested in the first full risk factor on page 19.

An effective registration statement may not be in place ... page 20

15.	Please discuss the difficulties that may prevent you from maintaining a current prospectus.

The Company has revised its disclosure as requested in the second full risk factor on page 20 to provide examples of difficulties that the Company may face in maintaining a current prospectus.

16.

Section 6.1 of the warrant agreement entitles the company to redeem the warrants at any time while they are exercisable. Does the company plan to take the position that it may redeem the warrants any time after the exercise period has begun even if it does not have an effective registration statement in place? If so, please state in this risk factor that the company will be able to redeem the warrants while an effective

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

September 6, 2007

registration statement is not in place, which could be an additional impediment to investors' ability to realize gains on the warrants.

The Company has revised Section 6.1 of the Form of Warrant Agreement, and on pages 5 and 67 of the prospectus, to provide that the warrants may only be called for redemption if there is an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available for use throughout the 30-day redemption period. The Form of Warrant Agreement has been re-filed herewith as Exhibit 4.4.

Our officers and directors will allocate their time to other businesses ... page 22

17.	Please describe all of the other business activities in which your current officers are engaged. Also state approximately how many hours per week they are currently devoting to your company.

The Company has revised its disclosure in the third risk factor on page 23 to add a cross reference to the "Management – Directors and Executive Officers" section, which includes descriptions of the Company's officers and directors current primary business activities and to state that the Company's officers and directors are not required to commit any specified amount of time to the Company's affairs.

The American Stock Exchange may delist our securities ... page 23

18.

We note you cannot ensure investors that your securities will continue to be listed prior to a business combination. We further note it is likely that you will need to file a new initial listing application in connection with a business combination, and you might not meet the initial listing requirements at that time. Please identify the principal continued listing requirements and initial listing requirements that you believe your company may be at risk of violating.

The Company has added disclosure on page 24 with respect to the principal continued listing requirements of the American Stock Exchange.

We may only be able to complete one business combination ... page 24

19.	Please disclose the risks relating to simultaneously acquiring several businesses as a separate risk factor.

The Company has revised its disclosure as requested in the second full risk factor on page 25 to provide a separate risk factor addressing possible multiple acquisitions.

Our initial stockholders, including our officers and directors ... page 26

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

September 6, 2007

20.

Please provide an analysis under state law explaining how it will be permissible not to hold an annual meeting to elect directors prior to the consummation of a business combination, which could be up to 24 months after the offering.

Initially, the Company wishes to supplementally advise the Staff that like most similarly structured blank check companies, the Company does not anticipate holding an annual meeting prior to the consummation of an initial business combination. The Company's sole purpose is to acquire a target business, and until this occurs, there is typically nothing for stockholders to consider. Furthermore, while an election of directors is often held each year for operating companies, such companies have operating results on which stockholders can base a decision of whether or not to re-elect a nominee. As a blank check company will have no operating results prior to the consummation of an initial business combination, an election of directors is generally not meaningful. As a result, it is likely that the first stockholders' meeting will take place in connection with the consummation of the Company's initial business combination.

Section 211(c) of the Delaware General Corporation Law states as follows:

“A failure to hold the annual meeting at the designated time or to elect a sufficient number of directors to conduct the business of the corporation shall not affect otherwise valid corporate acts or work a forfeiture or dissolution of the corporation except as may be otherwise specifically provided in this chapter.”

It is therefore clear that under Delaware corporate law, an annual meeting is not required to be held as the law contemplates that there may be valid reasons to not hold one (as would be the case in the Company’s situation described above). Furthermore, Section 211(c) of the Delaware General Corporation Law provides a mechanism for stockholders to force an annual meeting if they want if a company’s board of directors has not called one within 13 months of the company’s formation. Accordingly, it is entirely permissible under Delaware corporate law to not hold an annual meeting prior to the consummation of a business combination.

Our initial stockholders paid an aggregate of $25,000 ... page 26

21.	Please revise this risk factor to explain that investors who purchase shares will:
•	Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
•	Contribute _____% of the total amount to fund the company but will own only ___% of the voting rights.

The Company has revised its disclosure as requested in the dilution risk factor on page 27.

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

September 6, 2007

Our outstanding, warrants may have an adverse effect ... page 26

22.

Please state in this risk factor when the warrants will become exercisable. It appears from the prospectus cover page that they will become exercisable on the later of the business combination and one year from the prospectus date.

The Company has revised its disclosure on page 27 to clarify that the warrants will become exercisable on the later of the consummation of a business combination and one year from the date of the prospectus.

Management, page 53

23.

Please tell us whether any of the officers or directors have been in the past, or currently are, associated with other special purpose acquisition companies. If they have been, please disclose the names of the other SPACs, a brief description of any acquisitions made by the other SPACs, the current trading markets of the post-combination entities, and the benefits received by the officer/director from association with these other SPACs.

The Company has added disclosure on pages 56, 57 and 60-61 with respect to Mr. Stewart Paperin, who serves on the Board of Directors of Community Banks Acquisition Corp., a specified purpose acquisition company, which has not yet completed its initial business combination.

We look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser

Bradley D. Houser

cc:	Daniel C. Staton
President and Chief Executive Officer
Enterprise Acquisition Corp.